Exhibit 99.2

CYBERARK SOFTWARE LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

- - - - - - - - - -

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2018	September 30, 2019
		Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$260,636	$346,092
Short-term bank deposits	106,399	107,926
Marketable securities	59,948	52,573
Trade receivables (net of allowance for doubtful debt accounts of $38 and $70 at December 31, 2018 and September 30, 2019, respectively)	48,431	55,506
Prepaid expenses and other current assets	6,349	9,777

Total current assets	481,763	571,874

LONG-TERM ASSETS:
Property and equipment, net	15,120	16,874
Intangible assets, net	14,732	10,239
Goodwill	82,400	82,400
Marketable securities	24,261	48,536
Other long-term assets	31,863	69,865
Deferred tax assets	23,481	28,128

Total long-term assets	191,857	256,042

TOTAL ASSETS	$673,620	$827,916

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2018	September 30, 2019
		Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,924	$3,967
Employees and payroll accruals	32,853	29,339
Accrued expenses and other current liabilities	13,271	22,325
Deferred revenues	92,375	109,677

Total current liabilities	143,423	165,308

LONG-TERM LIABILITIES:
Deferred revenues	57,159	67,598
Other long-term liabilities	6,268	26,696

Total long-term liabilities	63,427	94,294

TOTAL LIABILITIES	206,850	259,602

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2018 and September 30, 2019; Issued and outstanding: 36,838,523 shares and 37,878,688 shares at December 31, 2018 and September 30, 2019, respectively	95	98
Additional paid-in capital	303,900	361,180
Accumulated other comprehensive income (loss)	(939)	994
Retained earnings	163,714	206,042

Total shareholders’ equity	466,770	568,314

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$673,620	$827,916

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,
	2018	2019
	Unaudited
Revenues:
License	$125,745	$161,353
Maintenance and professional services	108,404	142,878

	234,149	304,231
Cost of revenues:
License	7,521	7,768
Maintenance and professional services	27,619	37,998

	35,140	45,766
Gross profit	199,009	258,465

Operating expenses:
Research and development	41,772	51,590
Sales and marketing	107,983	131,229
General and administrative	29,483	36,303

Total operating expenses	179,238	219,122

Operating income	19,771	39,343
Financial income, net	3,473	5,406

Income before taxes on income	23,244	44,749
Taxes on income	(352)	(2,421)

Net income	$22,892	$42,328

Basic net income per ordinary share	$0.64	$1.13

Diluted net income per ordinary share	$0.62	$1.09

Other comprehensive income (loss)
Change in unrealized losses on marketable securities:
Unrealized gain (loss) arising during the period	(59)	781

Change in unrealized gain on cash flow hedges:
Unrealized gain (loss) arising during the period	(1,371)	1,468
Loss (gain) reclassified into earnings	746	(316)

	(625)	1,152
Other comprehensive income (loss), net of taxes of $93 and $(264) for the nine months ended September 30, 2018 and 2019, respectively	(684)	1,933

Total comprehensive income	$22,208	$44,261

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Retained	Total shareholders’
	Shares	Amount	capital	income (loss)	earnings	equity
Balance as of January 1, 2018	35,274,888	$91	$249,874	$107	$103,893	$353,965
Cumulative effect adjustment resulting from adoption of new accounting pronouncements	—	—	—	—	12,749	12,749
Exercise of options and vested RSUs granted to employees	1,396,800	4	15,516	—	—	15,520
Other comprehensive loss, net of tax	—	—	—	(684)	—	(684)
Share-based compensation	—	—	25,697	—	—	25,697
Net income	—	—	—	—	22,892	22,892

Balance as of September 30, 2018 (unaudited)	36,671,688	$95	$291,087	$(577)	$139,534	$430,139

Balance as of January 1, 2019	36,838,523	$95	$303,900	$(939)	$163,714	$466,770
Exercise of options and vested RSUs granted to employees	1,040,165	3	19,601	—	—	19,604
Other comprehensive income, net of tax	—	—	—	1,933	—	1,933
Share-based compensation	—	—	37,679	—	—	37,679
Net income	—	—	—	—	42,328	42,328

Balance as of September 30, 2019 (unaudited)	37,878,688	$98	$361,180	$994	$206,042	$568,314

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2018	2019
	Unaudited
Cash flows from operating activities:
Net income	$22,892	$42,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,327	8,122
Amortization of premium and accretion of discount on marketable securities, net	270	(39)
Share-based compensation	25,671	37,486
Deferred income taxes, net	(6,669)	(4,989)
Decrease (increase) in trade receivables	15,608	(7,075)
Increase in prepaid expenses and other current and long-term assets	(5,646)	(12,629)
Increase (decrease) in trade payables	771	(501)
Increase in short-term and long-term deferred revenues	34,298	27,741
Decrease in employees and payroll accruals	(2,315)	(4,318)
Increase (decrease) in accrued expenses and other current and long-term liabilities	(3,051)	2,471

Net cash provided by operating activities	89,156	88,597

Cash flows from investing activities:
Investment in short and long-term deposits	(19,768)	(1,821)
Investment in marketable securities	(47,316)	(66,883)
Proceeds from maturities of marketable securities	31,198	50,639
Purchase of property and equipment	(7,130)	(5,389)
Payments for business acquisitions, net of cash acquired (Schedule A)	(18,450)	—

Net cash used in investing activities	(61,466)	(23,454)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	2,220	547
Proceeds from exercise of stock options	14,038	19,510

Net cash provided by financing activities	16,258	20,057

Increase in cash, cash equivalents and restricted cash	43,948	85,200
Cash, cash equivalents and restricted cash at the beginning of the period	162,521	261,883

Cash, cash equivalents and restricted cash at the end of the period	$206,469	$347,083

Non-cash activities:
Net lease liabilities arising from obtaining right-of-use-assets	$—	$27,926
Purchase of property and equipment on credit	$715	$1,581

Reconciliation of cash, cash equivalents and restricted cash within the unaudited condensed consolidated balance sheet to the amounts shown in the condensed statements of cash flows above:
Cash and cash equivalents	$205,247	$346,092
Restricted cash included in short-term bank deposits	316	—
Restricted cash included in other long-term assets	906	991

Total cash, cash equivalents and restricted cash	$206,469	$347,083

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Schedule A—Payments for businesses acquired (See note 1b.)

Fair value of assets acquired and liabilities assumed at the date of Vaultive’s acquisition was as follows:

Nine months ended September 30,
2018
Working capital, net (excluding $21 of cash and cash equivalents acquired)	$(996)
Property and equipment	83
Goodwill	13,183
Other intangible assets	5,424
Deferred taxes, net	756

$18,450

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.

CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based security solutions and services. The Company’s solutions and services enable organizations to safeguard and monitor their privileged accounts, which are those accounts within an organization that have access to the organization’s high value assets and are located across its IT infrastructure. The Company’s software provides customers with the ability to protect, detect, monitor and control access to privileged accounts in order to break the lifecycle of a targeted cyber-attack before it can cause damage to an organization.

b.

In March 2018, the Company acquired all of the share capital of Vaultive, Ltd. (“Vaultive”) for total gross consideration of $18,471. Vaultive specializes in privileged account security in cloud environments. The Company expensed the related acquisition costs of $268 in general and administrative expenses. Pro forma results of operations have not been presented because the acquisition was not material to the Company’s results of operations.

c.	Basis of Presentation and Consolidation:

The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2018, included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2019. Results for the nine months ended September 30, 2019 are not necessarily indicative of results that may be expected for the year ending December 31, 2019. All intercompany balances and transactions have been eliminated in consolidation.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.

There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2018 included in the Annual Report on Form 20-F other than those noted below.

b.	Leases:

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability or right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. Annually, all ROU assets are reviewed for impairment. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases are generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

The Company sublease certain office spaces to third-parties. Sublease income is recognized over the term of the agreement.

c.	Derivative instruments:

ASC No. 815, “Derivative and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

To hedge against the risk of changes in cash flows resulting from foreign currency salary payments during the period, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, as their critical terms match underlying transactions being hedged.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2018, and September 30, 2019, the amount recorded in accumulated other comprehensive income (loss) from the Company’s currency forward and option transactions was ($727), net of tax of ($99) and $426 net of tax of $58, respectively.

At September 30, 2019, the notional amounts of foreign exchange forward contracts into which the Company entered were $23,477. The foreign exchange forward contracts will expire by April 2020.

The fair value of derivative instruments assets balances as of December 31, 2018 and September 30, 2019, totaled $10 and $484, respectively.

The fair value of derivative instruments liabilities balances as of December 31, 2018 and September 30, 2019, totaled $836 and $0, respectively.

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward transactions to economically hedge certain account receivables in Euros and GBP. Gains and losses related to such derivative instruments are recorded in financial income (expenses), net. As of September 30, 2019, the notional amounts of foreign exchange forward contracts into which the Company entered were $17,019. The foreign exchange forward contracts will expire by March 2020. The fair value of derivative instruments assets balances as of December 31, 2018 and September 30, 2019, totaled $1,004 and $1,014, respectively.

For the nine months ended September 30, 2018 and 2019, the Company recorded financial income, net from hedging transactions of $680 and $1,031, respectively.

d.	Revenue Recognition:

The Company substantially generates revenues from licensing the rights to use its software products, maintenance and professional services. License revenues include sales of license related products (such as hardware) as well as sales of software as a service (“SaaS”). The Company sells its products through its direct sales force and indirectly through resellers. Payment is typically due within 30 to 90 calendar days of the invoice date.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC No. 606”). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $69,378 for the nine months ended September 30, 2019.

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of September 30, 2019, $10,329 long-term unbilled receivables are included in other long-term assets.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For information regarding disaggregated revenues, please refer to Note 8 below.

Remaining Performance Obligations:

The aggregate amount of the transaction price allocated to remaining performance obligations was $250 million as of September 30, 2019. The Company expects to recognize approximately 55% in the following 12 months from remaining performance obligations as of September 30, 2019 and the remainder thereafter.

e.	Deferred contract costs:

As of September 30, 2019, the Company presented deferred contract costs from contracts which are less than 12 months of $1,412 in prepaid expenses and other current assets and deferred contract costs in respect of contracts which are greater than 12 months of $29,328 in other long-term assets.

For the period ended September 30, 2019, the amortization of deferred contract costs was $20,999.

f.	Recently adopted accounting pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.

The Company adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.

The standard had a material impact on the Company’s unaudited condensed consolidated balance sheets which resulted in the recognition of ROU assets and lease liabilities of $26.0 million and $26.7 million, respectively, on January 1, 2019, which included reclassifying deferred rent and rent prepayments as components of the ROU assets. The standard did not have a material impact to our unaudited condensed consolidated statements of comprehensive income.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Recently issued accounting standards:

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted and will be applied on a modified retrospective basis. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit’s fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This guidance must be applied on a prospective basis. The company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. The new standard also requires presenting the capitalized implementation costs and their related amortization and cash flows on the financial statements in consistent with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

h.	Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2018 and September 30, 2019:

	December 31, 2018
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value
Corporate debentures	$77,758	$(228)	$8	$77,538
U.S. Agencies debentures	6,692	(23)	2	6,671

Total	$84,450	$(251)	$10	$84,209

*)	Out of the unrealized losses, an amount of $149 has been in a continuous unrealized loss position for twelve months or longer.

	September 30, 2019
	(Unaudited)
	Amortized cost	Gross unrealized losses*)	Gross unrealized gains	Fair value
Corporate debentures	$97,596	$(37)	$663	$98,222
U.S. Agencies debentures	2,868	(2)	21	2,887

Total	$100,464	$(39)	$684	$101,109

*)	Out of the unrealized losses, an amount of $11 has been in a continuous unrealized loss position for twelve months or longer.

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2018 and September 30, 2019, by contractual years-to maturity:

	December 31, 2018		September 30, 2019 (Unaudited)
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	$60,062	$59,948	$52,455	$52,573
Due between one and four years	24,388	24,261	48,009	48,536

	$84,450	$84,209	$100,464	$101,109

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities as of December 31, 2018 and September 30, 2019:

	December 31, 2018			September 30, 2019
				(Unaudited)
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$335	$—	$335	$22,983	$—	$22,983
Marketable securities:
Corporate debentures	—	77,538	77,538	—	98,222	98,222
U.S. Agencies debentures	—	6,671	6,671	—	2,887	2,887

Total assets measured at fair value	$335	$84,209	$84,544	$22,983	$101,109	$124,092

NOTE 5: LEASES

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 7 years, some of which may include options to extend the leases for up to 7 years.

The components of lease expenses were as follows:

Nine Months Ended September 30, 2019
(Unaudited)
Operating lease expenses	$4,384
Short-term lease expenses	588
Sub-lease income	(204)

Total net lease expenses	$4,768

Supplemental balance sheet information related to operating leases is as follows:

As of September 30, 2019 (Unaudited)
Operating lease ROU assets	$23,830
Operating lease liabilities, current	$5,854
Operating lease liabilities, long-term	$19,687
Weighted average remaining lease term (in years)	5.0
Weighted average discount rate	1.7%

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: LEASES (Cont.)

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of September 30, 2019, are as follows:

As of September 30, 2019 (Unaudited)
2019	$1,463
2020	5,911
2021	5,533
2022	5,401
2023	4,670
Thereafter	3,688

Total undiscounted lease payments	$26,666
Less: imputed interest	(1,125)

Present value of lease liabilities	$25,541

As of September 30, 2019, The Company has an additional operating lease commitment of $1.6 million for an extension to the offices in Israel, which has not yet commenced. The operating lease commitment will commence on April 1, 2020, with a lease term of approximately four years.

NOTE 6: SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.	Share-based compensation:

Under the Company’s 2014 share incentive plan (the “2014 Plan”), options, restricted stock unit (“RSU”), performance stock units (“PSU”) and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2014 Plan, as of September 30, 2019, an aggregate number of 889,615 ordinary shares were reserved for future grant. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 Plan.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: SHAREHOLDERS’ EQUITY (Cont.)

The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for nine months ended September 30, 2018 and 2019 is comprised as follows:

	Nine Months Ended September 30,
	2018	2019
	(Unaudited)
Cost of revenues	$2,370	$3,888
Research and development	5,748	7,613
Sales and marketing	9,061	14,512
General and administrative	8,492	11,473

Total share-based compensation expense	$25,671	$37,486

The total unrecognized compensation cost amounted to $148,343 as of September 30, 2019 and is expected to be recognized over a weighted average period of 2.61 years.

c.	Options granted to employees:

A summary of the activity in options granted to employees for the nine months ended September 30, 2019 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2018	1,476,610	$46.40	7.30	$40,968
Granted	86,000	$115.17
Exercised	(520,200)	$37.69
Forfeited	(23,283)	$48.42

Balance as of September 30, 2019	1,019,127	$56.60	7.15	$44,049

Exercisable as of September 30, 2019	626,938	$51.29	6.48	$30,471

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: SHAREHOLDERS’ EQUITY (Cont.)

d.	A summary of RSUs and PSUs activity for the period ended September 30, 2019 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value
Unvested as of December 31, 2018	1,721,620	$56.15
Granted	795,950	$119.97
Vested	(519,965)	$55.62
Forfeited	(67,750)	$68.51

Unvested as of September 30, 2019	1,929,855	$82.18

The total fair value of RSUs and PSUs vested (based on fair value of the Company’s ordinary shares at vesting date) during the nine months ended September 30, 2018 and 2019 was $20,186 and $60,150 respectively.

NOTE 7: BASIC AND DILUTED NET INCOME PER SHARE

	Nine Months Ended September 30,
	2018	2019
	(Unaudited)
Numerator:
Net income available to shareholders of ordinary shares	$22,892	$42,328

Denominator:
Shares used in computing basic net income per ordinary shares	35,981,177	37,460,829

	Nine Months Ended September 30,
	2018	2019
	(Unaudited)
Numerator:
Net income available to shareholders of ordinary shares	$22,892	$42,328

Denominator:
Shares used in computing diluted net income per ordinary shares	36,894,457	38,831,275

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the calculation of diluted net income per ordinary share was 1,415,716 and 381,246 for nine months ended September 30, 2018, and 2019, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies ASC No. 280, “Segment Reporting.” The Company operates in one reportable segment.

The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

b.	The following tables present total revenues for the periods ended September 30, 2018 and 2019 and long-lived assets as of December 31, 2018 and September 30, 2019:

Revenues:

	Nine months ended September 30,
	2018	2019
	(Unaudited)
United States	$132,423	$170,694
Israel	4,604	5,411
United Kingdom	17,737	23,745
Europe, the Middle East and Africa *)	48,159	54,646
Other	31,226	49,735

	$234,149	$304,231

Long-lived assets:

	As of December 31, 2018	As of September 30, 2019
		Unaudited
United States	$4,502	$3,917
Israel	9,161	11,729
United Kingdom	944	849
Europe, the Middle East and Africa *)	126	94
Other	387	285

	$15,120	$16,874

*)	Excluding United Kingdom and Israel

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